Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,										Three Months Ended March 31, 2008
	2007		2006		2005		2004		2003
	(dollars in thousands)
Earnings
Income (loss) before income taxes	$54,190		$387,409		$66,128		$53,478		$34,618		$(22,130)
Fixed charges (see below)	12,796		4,187		317		338		1,008		5,737
Amortization of capitalized interest	366		52		—		—		—		146
Interest capitalized	(3,023)		(1,620)		—		—		—		(613)

Total adjusted earnings (loss) available for fixed charges	$64,329		$390,028		$66,445		$53,816		$35,626		$(16,860)

Fixed Charges
Interest and debt expense(a)	$9,279		$2,443		$217		$238		$816		$4,932
Interest capitalized	3,023		1,620		—		—		—		613
Interest component of rental expense(b)	494		124		100		100		192		192

Total fixed charges	$12,796		$4,187		$317		$338		$1,008		$5,737

Ratio of Earnings to Fixed Charges	5.0	x	93.2	x	209.6	x	159.2	x	35.4	x	— (c)

(a)	Represents interest expense on long-term debt and amortization of debt issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	Earnings for the period were insufficient to cover fixed charges by $22.1 million.